UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

OPTIMIZERX cORPORATION
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
68401U105
(CUSIP Number)
May 4, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68401U105
(1) Names of Reporting Persons
Park West Asset Management LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,030,000*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,030,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,030,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.9%*
(12) Type of Reporting Person
IA

* Beneficial ownership percentage is based upon 34,636,831 shares of common stock, $0.001 par value per share (“Common Stock”), of OptimizeRx Corporation, a Nevada corporation (the “Company”), issued and outstanding as of the filing date of this report (the “Filing Date”), based on information from the Company and other public information. Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”) is the sole member and manager of PWAM.   As of May 4, 2018, PWIMF held 1,823,801 shares of Common Stock and PWPI held 206,199 shares of Common Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park may be deemed to beneficially own the 2,030,000 shares of Common Stock held in the aggregate by the PW Funds for an aggregate beneficial ownership percentage of approximately 5.9% of the shares of Common Stock deemed issued and outstanding as of May 4, 2018.

CUSIP No. 68401U105
(1) Names of Reporting Persons
Park West Investors Master Fund, Limited
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	1,823,801*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	1,823,801*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,823,801*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.3%*
(12) Type of Reporting Person
CO

  * Beneficial ownership percentage is based upon 34,636,831 shares of Common Stock of the Company issued and outstanding as of the Filing Date, based on information from the Company and other public information. PWAM is the investment manager to the PW Funds, and Mr. Park is the sole member and manager of PWAM.   As of May 4, 2018, PWIMF held 1,823,801 shares of Common Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWIMF may be deemed to beneficially own 1,823,801 shares of Common Stock of the Company for an aggregate beneficial ownership percentage of approximately 5.3% of the shares of Common Stock deemed issued and outstanding as of May 4, 2018.

CUSIP No. 68401U105
(1) Names of Reporting Persons
Peter S. Park
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,030,000*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,030,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,030,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.9%*
(12) Type of Reporting Person
IN

* Beneficial ownership percentage is based upon 34,636,831 shares of Common Stock of the Company issued and outstanding as of the Filing Date, based on information from the Company and other public information. PWAM is the investment manager to the PW Funds, and Mr. Park is the sole member and manager of PWAM.  As of May 4, 2018, PWIMF held 1,823,801 shares of Common Stock and PWPI held 206,199 shares of Common Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park may be deemed to beneficially own the 2,030,000 shares of Common Stock held in the aggregate by the PW Funds for an aggregate beneficial ownership percentage of approximately 5.9% of the shares of Common Stock deemed issued and outstanding as of May 4, 2018.

Item 1(a). Name Of Issuer: OptimizeRx Corporation (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
400 Water Street, Suite 200 Rochester, MI 48307
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company that is the holder of 1,823,801 shares of common stock, $0.001 par value per share (“Common Stock”), of the Company and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company that is the holder of 206,199 shares of Common Stock; (ii) PWIMF; and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

The 2,030,000 shares of Common Stock of the Company held in the aggregate by the PW Funds, which constitute approximately 5.9% of the shares of Common Stock of the Company deemed to be issued and outstanding as of the date hereof, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment manager to the PW Funds, and (y) indirectly by Mr. Park, as the managing member of PWAM.

As of May 4, 2018, PWIMF held 1,823,801 shares of Common Stock, constituting approximately 5.3% of the Common Stock deemed to be issued and outstanding as of May 4, 2018.

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship:
PWAM is organized under the laws of the State of Delaware. PWIMF is a Cayman Islands exempted company. Mr. Park is a citizen of the United States.
Item 2(d). Title of Class of Securities:
Common Stock, $0.001 par value per share.
Item 2(e). CUSIP No.:
68401U105

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:

(a) Amount Beneficially Owned:	2,030,000*
(b) Percent of Class:	5.9%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	2,030,000*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	2,030,000*

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:

(a) Amount Beneficially Owned:	1,823,801*
(b) Percent of Class:	5.3%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	1,823,801*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	1,823,801*

* This Schedule 13G is being jointly filed by (i) PWAM, a Delaware limited liability company and the investment manager to (a) PWIMF, a Cayman Islands exempted company that is the holder of 1,823,801 shares of Common Stock and (b) PWPI, a Cayman Islands exempted company that is the holder of 206,199 shares of Common Stock; (ii) PWIMF; and (iii) Mr. Park, as the sole member and manager of PWAM.

The 2,030,000 shares of Common Stock held in the aggregate by the PW Funds, which constitutes approximately 5.9% of the shares of Common Stock deemed issued and outstanding as of May 4, 2018, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.  The foregoing beneficial ownership percentage is based upon 34,636,831 shares of Common Stock, issued and outstanding as of the Filing Date, based on information from the Company and other public information.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2018

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit
A. Joint Filing Agreement dated as of May 14, 2018, by and among Park West Asset Management, LLC, Park West Investors Master Fund, Limited, and Peter S. Park.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Common Stock, $0.001 par value per share, of OptimizeRx Corporation, a Nevada corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this 14th day of May, 2018.

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park